Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Roche

06017059

Basel, 19 September, 2006

Roche's Third Quarter Sales 2006 Release
Tuesday, 17th October, 2006

Roche will publish its Sales Results for the 3rd Quarter of 2006 prior to the opening of the Swiss Stock Exchange on Tuesday, 17th October, 2006.

6.30 CET / 5.30 GMT / 0.30 am EDT

Release will be e-mailed and posted on the Roche IR website.
Presentation slides will be posted on the Roche IR website http://ir.roche.com.

14.00 - 15.30 CET / 13.00 - 14.30 GMT / 8.00 - 9.30 am EDT

Conference call will start with presentations by senior management followed by a Q&A session (live access to the speakers). Participants will be:

Erich Hunziker, Deputy Head of the Corporate Executive Committee and CFO
William M. Burns, CEO Division Roche Pharma
Severin Schwan, CEO Division Roche Diagnostics

Dial in to the conference 10-15 min prior to the scheduled start using the following numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+1 (1) 866 291 41 66 (USA Toll Free)
+44 (0) 207 107 06 11 (UK)

Alternatively a live audio webcast can be accessed via http://ir.roche.com.

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialing:

+41 91 612 43 30 (Europe and ROW) or
+44 207 108 62 33 (UK)
+1 (1) 866 416 25 58 (USA)
and will be asked to enter the ID 500 followed by the # sign

A replay of the webcast will be available on demand at http://ir.roche.com.

Best regards,

Karl Mahler

Head of Investor Relations

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update

Basel, 18 September 2006

Once monthly oral Bonviva continues to be highly effective and well tolerated in the long-term treatment of osteoporosis

New findings from the first year of the MOBILE LTE study show that once-monthly oral Bonviva continues to be highly effective at strengthening bone in the spine and hip by increasing bone mineral density (BMD). Bonviva was also well tolerated over the total three year period.[1] The findings of the MOBILE LTE (Monthly Oral iBandronate In LadiEs Long Term Extension) study were presented today for the first time at the 28th Meeting of the American Society of Bone Mineral Research (ASBMR).

The MOBILE LTE study was designed to continue to assess the long-term efficacy of Bonviva in some patients from the earlier two year MOBILE study, by measuring BMD improvements over an additional three year period. BMD is an established means of assessing the effectiveness of osteoporosis treatments. In the same way that cholesterol is used to predict cardiovascular disease, BMD is utilised by physicians to predict fracture risk.

Sustained efficacy at hip and spine and good tolerability over three years[1]

After the first year of the MOBILE LTE study, BMD had increased at the lumbar spine by an additional 1.5% and by 0.3% at the total hip in those receiving Bonviva 150mg once-monthly. These are further improvements from the two year BMD increases of 6.6% at the lumbar spine and 4.2% at the total hip, which therefore illustrate the long-term efficacy of once-monthly oral Bonviva.[1] Throughout the MOBILE study, monthly ibandronate was found to have a tolerability profile similar to that of the daily regimen, which has a tolerability profile similar to placebo.

These important findings demonstrate that once-monthly oral Bonviva is highly effective at increasing BMD at the hip and spine (the sites where women with osteoporosis are most likely to break their bones) and has a good tolerability profile over three years. This is important because side effects are cited by patients as one of the major reasons why they don't continue with their osteoporosis treatment.[4]

Professor Paul Miller from the Colorado Center for Bone Research and lead author of the MOBILE study says: "These new findings from the MOBILE LTE study provide important information for physicians who

can be confident that, with once-monthly oral Bonviva, their patients will benefit from a treatment that is highly effective over a sustained period, and is well-tolerated."

Professor Miller continued: "Tolerability is particularly important in treating postmenopausal osteoporosis as we know that the occurrence of side effects is one of the main reasons patients stop taking their treatment. It may be that taking a tablet once a month, rather than more frequently, ultimately helps patients to stay on therapy so that they may gain maximum benefits."

Once-monthly oral Bonviva is preferred by patients and helps them to stay on treatment[4,5,6]

Further information presented at ASBMR has shown that the convenience of less frequent dosing and, subsequently, less exposure to potential side effects associated with bisphosphonate treatments, are the main reasons that patients prefer once-monthly oral Bonviva.[4] This patient preference was also demonstrated in two robust clinical studies where more than 70% of patients selected the once-monthly oral Bonviva regimen as their preferred option over a weekly bisphosphonate treatment regimen.[5,6]

In addition, data presented at ASBMR for the first time on Sunday 17th September 2006 showed that patients taking once-monthly oral Bonviva were approximately 25% more likely to stay on their treatment during the first six months relative to women taking the weekly treatments, alendronate or risedronate.[7] Similar to the improvements in persistence observed with the introduction of weekly treatments compared to the previously-used daily regimens, these results show that once-monthly oral Bonviva has the potential to help patients stay on their osteoporosis treatment.

About MOBILE

- MOBILE (Monthly Oral iBandronate In LadiEs) was a randomised, double-blind trial comparing the efficacy and safety of monthly oral doses of Bonviva (100mg on a single day; 100mg as separate 50mg doses on two consecutive days; or 150mg on a single day) versus the oral daily regimen (2.5mg). The MOBILE study was a two-year study involving 1,609 patients.[2]

About MOBILE LTE

- In order to provide further data on the long-term efficacy of Bonviva, the MOBILE study was extended and eligible patients continued with treatment, randomised to either 100mg or 150mg monthly ibandronate for a further 3 years (MOBILE long-term extension [LTE] study).
- The results from the first year of the MOBILE (LTE) study confirm that once-monthly oral Bonviva continues to be effective at increasing both lumbar spine and hip BMD, after long-term therapy.[1]
- Patients treated for a total of three years had an additional mean increase in lumbar spine BMD of 1.5% compared with BMD after two years, and an additional increase in total hip BMD of 0.3% over the two year measurement.[1]

About Bonviva

- Bonviva is the first and only once-monthly bisphosphonate indicated for the treatment of osteoporosis in postmenopausal women.
- Bonviva, a potent and highly effective bisphosphonate, has been studied to date in clinical trials involving over 13,000 patients.
- Bonviva, a highly effective bisphosphonate, works by reducing elevated bone turnover and increasing bone mineral density (BMD).
- Bonviva has shown a vertebral fracture risk reduction of 62%.[2] This study was designed to investigate vertebral efficacy and did not show an overall effect at the hip. However, a non-vertebral fracture risk reduction of 69% was observed in a sub-group at high-risk of fractures.[8]
- Bonviva is the only nitrogen containing bisphosphonate that has demonstrated a reduction in vertebral fracture risk using a drug-free interval of more than one day.[8]
- Bonviva, like other bisphosphonates administered orally, may cause upper gastrointestinal disorders such as dysphagia, oesophagitis and oesophageal or gastric ulcer.
- Once-monthly oral Bonviva received European Union approval in September 2005 and Swiss medic approval in August 2005. Once monthly Boniva (the brand name in the US) received FDA approval in March 2005.

Roche/GSK Collaboration

In December 2001, F Hoffmann-La Roche (Roche) and GlaxoSmithKline (GSK) announced their plans to co-develop and co-promote Bonviva for the treatment and prevention of postmenopausal osteoporosis in a number of major markets, excluding Japan. The Roche/GSK collaboration provides expertise and commitment to bringing new osteoporosis therapies to market as quickly as possible.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

About GSK

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to

improving the quality of human life by enabling people to do more, feel better and live longer.

Roche Healthkiosk, Osteoporosis: www.health-kiosk.ch/start_osteo.htm

GSK website: www.gsk.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

References

1. Miller PD, Luckey M, Cooper C, Stakkestad JA, Hughes C, Bolognese M. The MOBILE study long-term extension: progressive bone density gains with 150mg once-monthly oral ibandronate. Abstract presented at *28th Annual Meeting of the American Society for Bone and Mineral Research*, Philadelphia, USA 15-19 September 2006.
2. Reginster JY, Adami S, Lakatos P, Greenwald M, Stepan JJ, Silverman SL et al. Efficacy and tolerability of once-monthly oral ibandronate in postmenopausal osteoporosis:2 year results from the MOBILE study. Ann Rheum Dis.2006; 65:654–66.
3. Silverman S, Emkey R, Reginster JY, Lorenc R, Hughes C, Kendler D. Adverse event profile with once-monthly oral ibandronate: the MOBILE study long-term extension. Abstract presented at *28th Annual Meeting of the American Society for Bone and Mineral Research*, Philadelphia, USA 15-19 September 2006.
4. Dore RK. Reasons for patient preference for once-monthly ibandronate. Abstract presented at *28th Annual Meeting of the American Society for Bone and Mineral Research*, Philadelphia, USA 15-19 September 2006.
5. Emkey R, Koltun W, Beusterien K, Seidman L, Kivitz A , Devas V et al. Patient preference for once-monthly ibandronate versus once-weekly alendronate in a randomized, open-label, cross-over trial: the Boniva Alendronate Trial in Osteoporosis (BALTO). Current Medical Research and Opinion 2005; 21 (12): 1895–1903.
6. Hadji P, Benhamou C-L, Devas V, Masanauskaite D, Barrett-Connor E. Women with postmenopausal osteoporosis prefer once-monthly oral ibandronate to weekly oral alendronate: Results of BALTO II. Abstract presented at *6th European Congress on Clinical and Economic Aspects of Osteoporosis and Osteoarthritis*, Vienna, Austria 15-18 March 2006.
7. Silverman SL, Chesnut CH, Amonkar MM, Margolis J, Barr CE. Improved persistence in women with postmenopausal osteoporosis treated with once-monthly ibandronate versus weekly bisphosphonates: a first look. Abstract presented at *28th Annual Meeting of the American Society for Bone and Mineral Research*, Philadelphia, USA 15-19 September 2006.
8. Chestnut C, Skag A,Christiansen C, Recker R, Stakkestad J, Hoiseth A et al. Effects of oral ibandronate administered daily or intermittently on fracture risk in postmenopausal osteoporosis. Journal of Bone and Mineral Research. 2004; 9 (8): 1241-1249.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Group News

Roche

Basel, 14 September 2006

Roche development plans: a clear commitment to the Basel site

New office high-rise and new research and development building are next site development moves

Today at a media conference Roche unveiled its plans for the further development of its headquarters in Basel. To bring those employees back to the Wettstein headquarters who are currently spread out among the various other Basel sites, Roche is planning a new office high-rise building (Building 1) that will accommodate some 2,400 workplaces. In addition, an older laboratory building no longer in use will be replaced by a new research and development building (Building 97). The two projects, designed by the Basel architectural office of Herzog & de Meuron, will cost a total of 800 million Swiss francs.

Matthias M. Baltisberger, Head of Roche Basel: 'Roche has created some 1,000 new jobs in Basel in recent years. This positive growth, the age of several buildings, and the additional need for and demands placed on laboratories, manufacturing facilities and offices compel us to make more compact use of our site and to build higher. That is the only way to create the space we need for the large number of workplaces.'

The ongoing development of Roche Basel remains based on a plan that guarantees maximum flexibility and thus the ability of Roche to meet its steadily changing needs. According to this plan, corporate and global functions will be primarily situated south of Grenzacherstrasse and research and manufacturing units, mainly to the north. Maintaining its tradition of high quality and internationally renowned industrial architecture remains a top priority at Roche with respect to all new buildings.

The southern perimeter of Roche Basel / Building 1

Building 1, which will accommodate 2,400 new workplaces on a gross floor area measuring 75,000 square meters, will be constructed on the southern perimeter of the site (between the Rhine and Grenzacherstrasse). This new building will make it possible for the roughly 2,000 Roche employees

at various off-site workplaces to return to headquarters. Building 1 will cost roughly 550 million Swiss francs and could be completed by 2011. The architects worked closely with city planning officials to create a visual design that integrates the new high-rise aesthetically within the urban landscape.

The northern perimeter of Roche Basel / Building 97

Building 97, a new research and development facility that will replace an older facility on Wettsteinallee, is planned on the northern perimeter of the Basel site (between Grenzacherstrasse and Wettsteinallee). Construction work is expected to be completed in 2010 at a cost of roughly 250 million Swiss francs.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries – some 8,000 in Switzerland, 7,000 of which work in Basel and Kaiseraugst – and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- Media briefing on site development at Roche Basel:
  www.roche.com/med_events_mb140906 (from 9 am)

Investor Update

Roche

Basel, 11 September 2006

Genentech receives complete response letter from FDA for Avastin in metastatic breast cancer

Dear Investor,

Please find attached a Genentech news release announcing that Genentech received a complete response letter from the U.S. Food and Drug Administration (FDA) for a supplemental Biologics License Application (sBLA) for Avastin with chemotherapy in first-line metastatic breast cancer.

Please do not hesitate to contact us if you have any further questions.

Roche IR Contacts:
Dr. Karl Mahler
Phone: +41 (0) 61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0) 61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0) 61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Genentech ***NEWS RELEASE***

Media Contact:	Megan Pace	650-467-7334
Investor Contact:	Kathee Littrell	650-225-1034
Patient Inquiries:	Ajanta Horan	650-467-1741

GENENTECH RECEIVES COMPLETE RESPONSE LETTER FROM FDA FOR AVASTIN® IN METASTATIC BREAST CANCER

SOUTH SAN FRANCISCO, Calif. -- September 11, 2006 -- Genentech, Inc. today announced that it received a Complete Response Letter from the U.S. Food and Drug Administration (FDA) for a supplemental Biologics License Application (sBLA) for Avastin® with chemotherapy in first-line metastatic breast cancer. The FDA has requested a substantial safety and efficacy update from the E2100 trial, including an independent review of patient scans for progression free survival, the study's primary endpoint. Issuance of the Complete Response Letter satisfies the FDA's product review performance goals specified under the Prescription Drug User Fee Act. A new six-month review period will begin once the additional information requested is submitted to the FDA.

The sBLA submitted to the FDA on May 23, 2006 was based on interim data from the E2100 trial. The study was sponsored by the National Cancer Institute (NCI), part of the National Institutes of Health (NIH), under a Cooperative Research and Development Agreement between NCI and Genentech and was conducted by a network of researchers led by the Eastern Cooperative Oncology Group (ECOG). The FDA has communicated to Genentech that they now expect the information from this cooperative group trial to be audited and summarized in a manner typically used for a company-sponsored trial. This expectation is different from the understanding that Genentech had when the sBLA was submitted and will require the re-collection of information from ECOG study sites.

"We are disappointed that this will cause a delay in the review of our application, as there is a great unmet medical need for women with metastatic breast cancer. Based on the scope of this request, we anticipate we will be able to resubmit the application to the FDA by mid-2007," said Hal Barron, Genentech senior vice president, Development and chief medical officer. "We believe E2100 demonstrates significant clinical benefit and we will work with ECOG and the FDA to help bring Avastin to patients with metastatic breast cancer."

Genentech is pursuing a broad development program for Avastin that currently includes 130 clinical trials across 25 different types of cancer. As part of this program, Genentech is conducting two Phase III studies of Avastin plus chemotherapy in both first- and second-line metastatic breast cancer (RIBBON-1 and RIBBON-2). A third Phase III trial (AVADO) in first-line metastatic breast cancer is being conducted by Roche.

About E2100

Patients enrolled in E2100 were randomized to receive weekly treatment with paclitaxel, with or without Avastin administered every two weeks. In addition to patients with HER2-negative metastatic breast cancer, patients with HER2-positive tumors were enrolled in the study only if they had received prior treatment with Herceptin® (Trastuzumab) or were unable to receive treatment with Herceptin. Patients who had received adjuvant paclitaxel within the previous 12 months, patients with a prior history of blood clots or who were receiving blood thinners, and patients with brain metastases were excluded from the study. Results from the E2100 trial were first presented at the 2005 American Society of Clinical Oncology Annual Meeting.

E2100 Safety Analysis

In the E2100 study, adverse events were similar to those seen in previous trials of Avastin plus chemotherapy. No new toxicities were identified as being associated with Avastin. Fatal events (Grade 5) occurred in less than 1 percent of patients enrolled in E2100. Grade 3/4 adverse events that occurred more often (equal to or greater than 5 percent) in the Avastin plus paclitaxel arm than in the paclitaxel alone arm included hypertension and sensory neuropathy. Grade 3/4 sensory neuropathy occurred in 23 percent of patients in the Avastin plus paclitaxel arm and in 17 percent of patients in the paclitaxel alone arm. Neuropathy is known to be associated with duration of paclitaxel therapy. Adverse events associated with Avastin including symptomatic congestive heart failure, serious bleeding and arterial thromboembolic events were not different in terms of incidence or severity relative to what has been previously observed in Avastin clinical trials. In addition, there was no increase in the incidence of Grade 3/4 venous thromboembolic events with the addition of Avastin to paclitaxel in this study.

About Avastin

Avastin is a therapeutic antibody designed to inhibit Vascular Endothelial Growth Factor

(VEGF), a protein that plays an important role in tumor angiogenesis and maintenance of existing tumor vessels. By inhibiting VEGF, Avastin is designed to interfere with the blood supply to a tumor, a process that is thought to be critical to a tumor's growth and metastasis. For full prescribing information and boxed warnings on Avastin and information about angiogenesis, visit http://www.gene.com. For more information on Avastin, visit http://www.avastin.com.

Avastin, in combination with intravenous 5-FU-based chemotherapy, is indicated for first- or second-line treatment of patients with metastatic carcinoma of the colon or rectum. The FDA first approved Avastin on February 26, 2004 as a first-line treatment for metastatic colorectal cancer in combination with intravenous 5-FU-based chemotherapy. Approval was based on data from two trials. The pivotal trial was a large, placebo-controlled, randomized study that demonstrated a prolongation in the median survival of patients treated with Avastin plus the IFL (5-FU/leucovorin/CPT-11) chemotherapy regimen by approximately five months, compared to patients treated with the IFL chemotherapy regimen alone (20.3 months versus 15.6 months). The addition of Avastin to IFL improved overall survival by 52 percent (based on a hazard ratio of 0.66). In addition, this study demonstrated an improvement in progression-free survival of more than four months (10.6 months in the Avastin/IFL arm compared to 6.2 months in the IFL-alone arm).

Avastin Safety Profile

Avastin has a well-established safety profile. In Genentech-sponsored studies, the most serious adverse events associated with Avastin were **gastrointestinal perforation, wound healing complications, hemorrhage**, arterial thromboembolic events, hypertensive crisis, nephrotic syndrome and congestive heart failure. The most common Grade 3/4 adverse events (occurring in greater than two percent of patients in the Avastin arm, compared to the control group) were asthenia, pain, hypertension, diarrhea and leukopenia. The most common adverse events (occurring in greater than two percent of patients in the Avastin arm, compared to the control group) of any severity were asthenia, pain, abdominal pain, headache, hypertension, diarrhea, nausea, vomiting, anorexia, stomatitis, constipation, upper respiratory infection, epistaxis, dyspnea, exfoliative dermatitis and proteinuria.

About the Avastin Development Program

Based on data showing that VEGF may play an important role in a range of cancers, Genentech is pursuing a broad development program for Avastin. Avastin is being evaluated in Phase III clinical trials for its potential use in adjuvant and metastatic colorectal, renal cell (kidney), breast, pancreatic, non-small cell lung, prostate and ovarian cancers. Avastin is also being evaluated in earlier stage trials as a potential therapy in a variety of solid tumor cancers and hematologic malignancies. In April 2006, Genentech submitted an sBLA for Avastin plus platinum-based chemotherapy for first-line treatment of advanced non-small cell lung cancer other than predominant squamous histology. For further information about Avastin clinical trials, please call 888-662-6728.

About VEGF and Tumor Angiogenesis

The link between angiogenesis and cancer growth has been discussed by many researchers for decades. It wasn't until 1989 that a key growth factor influencing the process, VEGF, was discovered by Napoleone Ferrara, M.D., a staff scientist at Genentech. Dr. Ferrara and his team at Genentech cloned VEGF, providing some of the first evidence that a specific angiogenic growth factor existed. This research was published in the journal Science in 1989. Dr. Ferrara then created a mouse antibody to this protein.

In 1993, in a study published in Nature, Dr. Ferrara and his team demonstrated that the antibody directed against VEGF could suppress angiogenesis and tumor growth in preclinical models, providing compelling evidence that VEGF can play a critical role in tumor growth. Clinical studies with a humanized version of the antibody, Avastin, began in 1997.

About Breast Cancer

According to the American Cancer Society, an estimated 212,920 women will be diagnosed with breast cancer along with a much smaller number of men, and approximately 40,970 women will die of the disease in the United States in 2006. Breast cancer is the most common cause of cancer among women in the United States, and a woman is diagnosed with breast cancer in the United States every three minutes.

About Genentech BioOncology

Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is conducting clinical development programs for Rituxan® (Rituximab), Herceptin® (Trastuzumab), Avastin® (bevacizumab), and Tarceva® (erlotinib), and markets all four products in the United States, either alone (Avastin and Herceptin) or with Biogen Idec Inc. (Rituxan) or OSI Pharmaceuticals, Inc. (Tarceva).

The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e., programmed cell death), the HER pathway, and B-cell biology. An investigational antibody directed at the HER pathway is currently in Phase II trials. In early development, are a small molecule directed at the hedgehog pathway and an investigational agent targeting apoptosis.

Founded 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

For the full prescribing information for Tarceva and the full prescribing information and Boxed Warnings for Rituxan, Herceptin, and Avastin, please visit http://www.gene.com.

###

This press release contains forward-looking statements regarding the timing for re-submission of the Avastin metastatic breast cancer sBLA and bringing Avastin to metastatic breast cancer patients. Such statements are predictions and involves risks and uncertainties such that the actual results may differ materially. Among other things, the timing for resubmitting the Avastin sBLA could be affected by unexpected safety, efficacy or manufacturing issues, availability or sufficiency of study data, additional time requirements for data preparation, collection or analyses, coordination with third parties or decision-making, need for additional data or clinical studies, discussions with the FDA, and

FDA actions or delays; bringing Avastin to patients could be affected by all of the foregoing and by failure to receive or maintain FDA approval, competition, reimbursement, coverage, pricing, the ability to supply product, product withdrawal, new product approvals and launches, intellectual property or contract rights and higher than anticipated costs of sales or other expenses. Please also refer to Genentech's periodic reports filed with the Securities and Exchange Commission. Genentech disclaims, and does not undertake, any obligation to update or revise the forward-looking statements in this press release.